September 21, 2011

Via EDGAR

Mr. Patrick Gilmore
Accounting Branch, Chief
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Form 20-F for the fiscal year ended December 31, 2010 of IncrediMail Ltd. (File No. 000-51694)

Dear Mr. Gilmore:

This letter sets out the response of IncrediMail Ltd. (the "Company"), to the comments of the staff of the United States Securities and Exchange Commission (the "Commission") contained in the letter dated September 12, 2011 (the "Comment Letter") with respect to the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the "Form 20-F"), filed with the Commission on March 9, 2011 via EDGAR.

For the convenience of the staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5.  Operating and Financial Review and Prospects

A. Operating Results

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 32

1.
We note your disclosure on page 37 indicates that one of “the most important metrics is the cost per click (CPC) rate.” Please tell us the extent to which you use this information as a key indicator in managing your business and indicate whether you believe that this information contributes meaningfully to understanding and evaluating your company.  As part of your response, tell us what consideration you gave to discussing the impact that the CPC rate had on your operating results for the years presented. Refer to Section III.B.1 of SEC Release No. 33-8350.

Response

As stated on page 37 of the Form 20-F, the Company derives almost 80% of its revenues from search related services.  This is accomplished by offering search services provided by the Company’s partners (e.g. Google, Infospace, Ask, etc.) to the users who download its applications.  In return, the partner pays the Company a portion of the advertising revenues it receives.  As such, this portion of the Company’s revenues is fully reliant on how those search partners generate revenues.  As can be seen in the public filings of these partners, their generation of revenues is significantly reliant on the cost per click (“CPC”), or the amount advertisers are willing to pay for engaging consumers.  The partner generates advertising revenues by offering advertising placements to merchants and advertisers (the merchants and advertisers most often pay the search provider based on a price per click by the end consumer). As in other advertising models, this price is determined based on consumer demand in general and for those associated products in particular.  These prices, and subsequently the Company’s revenues, are affected by macro-economic conditions beyond the Company’s control and therefore cannot be influenced by the Company. At the same time, because a substantial part of the Company’s product distribution is viral, as stated elsewhere in the Company’s filing (e.g. see pages 19 and 22), there are no direct costs associated with these revenues.  Therefore, the CPC directly affects the Company’s revenues and business, and as such is one of the many exogenous market related factors management must include in its strategy and while necessary to understand and evaluate the Company’s revenue generation model, management does not generally use this indicator to manage the business. By identifying this metric and describing its impact on the Company’s revenues on page 37 of the Form 20-F, we believe that the discussion and analysis regarding CPC provides the information required to evaluate the Company’s trends and performance  in accordance with Section III.B.1 of SEC Release No. 33-8350.

B. Liquidity and Capital Resources

2.
Your disclosure in this section appears to be a mere recitation of changes evident from the cash flow statements. Revise your disclosure in future filings to focus on the primary drivers and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. Refer to Section IV.B of SEC Release No. 33-8350.

Response:

The Company acknowledges the Staff’s comment and will address the comment in future filings.

Note 2 – Significant Accounting Policies

i. Revenue Recognition, page F-11

3.
We note your disclosure on F-12 with respect to your multiple element software arrangements.  We further note that you allocate revenue to the different elements in the arrangement under the “relative fair value method” when vendor-specific objective evidence (VSOE) exists.  Please address the following regarding these arrangements:

•	Describe the various components of your multiple element software arrangements and tell us whether you have established VSOE for all of your delivered and undelivered elements.

•	Describe, in detail, your methodology for establishing VSOE of your undelivered elements.

Response:

From time to time the Company promotes its sales by using the “buy one get one free” method. The Company's offer includes both perpetual licenses and subscription licenses. For example the Company offered Letter Creator, a perpetual license for free, when buying Gold Gallery One Year, a subscription license, at a regular price.

In the above mentioned promotions, the total price of the package includes a discount. The Company allocates the discount proportionally between the two elements based on their relative VSOE of fair value.

The Company’s process for the establishment of VSOE of fair value for each element is based on the price of each element when sold separately. Because most of the Company sales are not derived from multiple elements arrangement but rather stand alone sales of products or services, the Company has sufficiently large populations for each element to establish VSOE of fair value.

The price for each element is determined when a substantial majority of the element price is within the range of plus or minus 20% of the median of the element price.

Perpetual software license revenue is recognized immediately and subscription license revenue is recognized ratably over the subscription period.

In connection with this response letter, the undersigned hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the staff. Please telephone the undersigned at +972-3-7696100 if you have any questions or need additional information.

Sincerely,

/s/ Yacov Kaufman
Yacov Kaufman
Chief Financial Officer

cc:	Jaime John (Securities and Exchange Commission) David H. Schapiro (Yigal Arnon & Co)